March 9, 2020

Via EDGAR and Federal Express

Ms. Christine Torney and Mary Mast

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Calavo Growers, Inc. – Form 10-K for the Fiscal Year Ended October 31, 2019 – Filed December 19, 2019 Form – 8-K Filed December 20, 2019 – File No. 000-33385

Dear Ms. Torney and Ms. Mast:

We are in receipt of the above captioned letter. We have endeavored to respond fully to your comment. For your convenience, this letter is formatted to reproduce your comment (in italics) and our responses to said comment.

Form 8-K filed December 20, 2019

Reconciliation of Adjusted Net Income and EPS, page 9

1.

Please tell us why your adjustment (a) to eliminate the equity pickup for your investment in FreshRealm and adjustment (e) which adds back in the losses recorded with respect to your equity investment in Limoneira do not substitute individually-tailored income or expense recognition methods for those of GAAP.  Refer to Question 100.04 of the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

We acknowledge the Staff’s comment and respectfully submit that, for the reasons set forth below, our non-GAAP adjustment (also referred to herein as “Supplemental Disclosures”) (a) to eliminate the equity pickup for our investment in FreshRealm and (e) an adjustment which adds back in the losses (or gains) recorded with respect to our equity investment in Limoneira (note that the gains/losses on our equity investment in Limoneira are now required to run through the income statement, a “Mark-to-Market” type adjustment as required per new GAAP rules implemented at Calavo Growers, Inc. (“Calavo”) in fiscal 2019 year), do not substitute individually-tailored income or expense recognition methods for those of GAAP.  For the following reasons, we do not believe these are individually tailored recognition or measurement methods which violate Rule 100(b) of Regulation G and thus should not be prohibited under the Staff’s guidance in Question 100.04 of the Division of Corporation Finance’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations (“Question 100.04”):

1.

Calavo Growers Inc. does not control and therefore does not manage FreshRealm, LLC (“FreshRealm”), in which Calavo has approx. 35% ownership, or Limoneira Company (“Limoneira” or “LMNR”), in which Calavo owns approx. 9%.  Calavo management cannot and does not control the gains and/or losses recorded in our financial statements related to either of these entities.

Footnote 1:  Sales of avocados purchased from Limoneira represented approximately 1.1% of total avocado net sales and 1.4% of total avocado gross profit in fiscal year 2019.   Sales of products to FreshRealm represented approximately 0.4% of total RFG net sales and 0.5% of total RFG gross profit in fiscal year 2019.

2.

Neither FreshRealm nor Limoneria have any significant impact on Calavo’s operations (see footnote 1 below), which are organized into three business segments, Fresh, Calavo Foods and Renaissance Food Group (“RFG”).  When determining the nature of items to be included in our Supplemental Disclosures, to the extent we determine any are appropriate, the Company identifies certain amounts/transactions that it believes neither significantly relate to the ordinary course of the Company’s business, nor significantly impact the Company’s underlying business performance. For the aforementioned reason (and the supporting points noted in footnote 1 below), we believe FreshRealm and Limoneira fit this definition.

3.

Our Chief Operating Decision Maker (i.e., our chief executive officer “CEO”) does not consider FreshRealm or Limoneira when measuring Calavo’s underlying business performance, primarily because our CEO cannot and does not directly control their operations and as noted earlier these businesses do not significantly relate to or significantly impact our underlying business.  As a result, the same non-GAAP financial measures related to FreshRealm and Limoneira that we disclose as Supplemental Disclosures in our quarterly earnings release (filed in Form 8K) are included in our monthly internal management reporting package and the financial review section of our regular board of director presentations (our board updates are frequent for a public company of our size, eleven regular board of director meetings per year).

4.

The Compensation Committee of our board of directors does not consider FreshRealm or Limoneira when measuring management performance against management incentive plan and therefore these businesses do not impact management incentive pay.  This point is noted in Calavo’s February 28, 2020 proxy statement (page 35) in which it is noted that “The Compensation Committee concluded bonuses should be awarded to each executive officer equal to the $52M-$55M tranche after taking into account the 2019 adjusted net income achieved…”.

5.

Sell-side research analysts (often useful proxies for our institutional and retail investors) covering Calavo seem to find the Supplemental Disclosures in our quarterly earnings release useful information.  Although they are presented with and have access to both GAAP diluted earnings per share and Adjusted diluted earnings per share, they generally utilize the adjusted non-GAAP number when applying a P/E multiple in their earnings valuation models.  This is likely the case because Limoneira (NASDAQ listed public company under the ticker LMNR) and FreshRealm are better valued separately using alternative methods and/or multiples than the methods and multiples used to value Calavo’s underlying business.

6.

Calavo only provides this supplemental disclosure in our earnings release (not in 10K or 10Q) and does not give the Supplemental Disclosures any prominence over GAAP net income and diluted earnings per share.

7.

Calavo believes that providing these non-GAAP Supplemental Disclosures, specifically adjusted net income and adjusted diluted earnings per share, enhances our stakeholders ability to compare the Company’s past financial performance with its current performance.

8.

Finally as it relates to the Limoneria adjustment, we note that Westley Bricker, former Chief Accountant of the U.S. Securities and Exchange Commission, during his remarks addressing the new Mark-to-Market accounting rule before the 2018 Baruch College Financial Reporting Conference: “Working Together to Advance Financial Reporting” indicated that:

Companies are also planning how they will communicate with investors regarding changes in accounting requirements for stock held in other companies.  Starting this year, companies will recognize in net income changes in the fair value of the stock from one period to the next.  Investors will see the effects of management’s decision to not only acquire or sell the stock, but also to hold it during the period.  The reporting under the new standard reflects the economic realities of changing market values, and this standardized approach can facilitate comparisons across companies by investors and other users of the financial statements.

The FASB standard-setting work is designed to yield measures of items such as net income that are relevant and useful to users by providing a standardized scorecard of a company’s operations.    This information can be supplemented with additional disclosures or non-GAAP information to provide additional information to investors.  However, to be absolutely clear, non-GAAP reporting may supplement, but is not a substitute for GAAP reporting.”

In summary, based on the Company’s evaluation of Rule 100(b) of Regulation G and Question 100.04, the Company determined that excluding the equity losses and investment losses from adjusted net income does not constitute an individually tailored recognition or measurement method.

If you have any additional questions or comments, please do not hesitate to contact the undersigned at 805-921-3208 or contact Joel Silva, our newly appointed Corporate Controller at 805-921-3236.

Very truly yours,

/s/ B. John Lindeman

Chief Financial Officer